Alvotech
_____________________
Unaudited Condensed Consolidated Interim Financial Statements as
of 30 June 2026 and
for the six months ended 30 June 2026 and 2025
Table of Contents

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss	F-2
Unaudited Condensed Consolidated Interim Statements of Financial Position	F-3 - F-4
Unaudited Condensed Consolidated Interim Statements of Cash Flows	F-5 - F-6
Unaudited Condensed Consolidated Interim Statements of Changes in Equity	F-7
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8 - F-23

Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income or Loss for the six months ended 30 June 2026 and 2025

USD in thousands, except for per share amounts	Notes	Six months ended 30 June 2026	Six months ended 30 June 2025
Product and service revenue	5	105,939	204,733
License and other revenue	5	105,698	101,271
Other income		214	143
Cost of product and service revenue		(98,284)	(139,272)
Research and development expenses		(46,370)	(92,889)
General and administrative expenses		(69,228)	(45,347)
Operating (loss) / profit		(2,031)	28,639
Finance income	6	17,003	149,247
Finance costs	6	(81,830)	(72,190)
Exchange rate differences		1,082	(19,683)
Net gain on modification and extinguishment of financial liabilities		—	16,718
Non-operating (loss) / profit		(63,745)	74,092
(Loss) / profit before taxes		(65,776)	102,731
Income tax (expense) / benefit	7	(15)	38,987
(Loss) / profit for the period		(65,791)	141,718
Other comprehensive (loss) / profit
Item that will be reclassified to profit or loss in subsequent periods:
Exchange rate differences on translation of foreign operations		(1,403)	3,434
Total comprehensive (loss) /profit		(67,194)	145,152
(Loss) / profit per share
Basic (loss) / profit for the period per share	8	(0.22)	0.50
Diluted (loss) / profit for the period per share	8	(0.22)	0.49
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2026 and 31 December 2025

USD in thousands

Non-current assets	Notes	30 June 2026	31 December 2025
Property, plant and equipment	9	381,575	356,398
Right-of-use assets	10	133,716	138,294
Goodwill		12,467	12,835
Other intangible assets	11	142,477	81,834
Contract assets	5	165,007	122,934
Other long-term assets		14,416	8,578
Deferred tax assets	7	192,844	192,211
Total non-current assets		1,042,502	913,084
Current assets
Inventories	13	226,551	220,054
Trade receivables		46,578	69,740
Contract assets	5	68,673	64,440
Other current assets	14	60,235	46,984
Receivables from related parties	18	179	438
Cash and cash equivalents	12	142,750	172,359
Total current assets		544,966	574,015
Total assets		1,587,468	1,487,099
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position as of 30 June 2026 and 31 December 2025

USD in thousands

Equity	Notes	30 June 2026	31 December 2025
Share capital	15	3,377	2,929
Share premium	15	2,268,426	2,105,691
Other reserves		12,350	15,331
Translation reserve		(51)	1,352
Accumulated deficit		(2,475,581)	(2,409,790)
Total equity		(191,479)	(284,487)
Non-current liabilities
Borrowings	16	1,264,054	1,262,147
Derivative financial liabilities	20	38,682	53,994
Lease liabilities	10	133,957	137,999
Contract liabilities	5	4,177	5,500
Deferred tax liability	7	6,902	7,868
Total non-current liabilities		1,447,772	1,467,508
Current liabilities
Trade and other payables		133,161	126,124
Lease liabilities	10	11,819	12,078
Current maturities of borrowings	16	41,955	36,921
Liabilities to related parties	18	3,928	3,325
Contract liabilities	5	18,190	30,364
Taxes payable		1,997	1,041
Other current liabilities	19	120,125	94,225
Total current liabilities		331,175	304,078
Total liabilities		1,778,947	1,771,586
Total equity and liabilities		1,587,468	1,487,099
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Cash Flows for the six months ended 30 June 2026 and 2025

USD in thousands

Cash flows from operating activities	Notes	Six months ended 30 June 2026	Six months ended 30 June 2025
(Loss) / profit for the period		(65,791)	141,718
Adjustments for non-cash items:
Depreciation, amortization and impairment		20,615	17,156
Change in allowance for receivables		—	703
Change in inventory reserves	13	4,926	5,238
Share-based payments	17	5,265	3,418
Change in commercial provision	19	20,200	—
Finance income	6	(17,003)	(149,247)
Finance costs	6	81,830	72,190
Exchange rate difference		(1,082)	19,683
Gain on modification and extinguishment of financial liabilities		—	(16,718)
Income tax expense (benefit)	7	15	(38,987)
Operating cash flow before movement in working capital		48,975	55,154
(Increase) in inventories	13	(11,423)	(32,839)
Decrease in trade receivables		23,162	51,411
Decrease / (increase) in receivables with related parties	18	259	(55)
(Increase) / decrease in contract assets	5	(47,271)	13,624
(Increase) in other assets	14	(10,504)	(990)
(Decrease) / increase in trade and other payables		(3,640)	17,757
(Decrease) in contract liabilities	5	(13,024)	(31,743)
Increase / (decrease) in liabilities with related parties	18	603	(3,917)
Increase in other liabilities	19	5,070	8,127
Cash (used in) / from operations		(7,793)	76,529
Interest received		241	50
Interest paid		(72,176)	(8,039)
Income tax paid		(486)	(249)
Net cash (used in) / from operating activities		(80,214)	68,291

Cash flows from investing activities
Acquisition of property, plant and equipment	9	(35,010)	(36,805)
Acquisition of intangible assets	11	(55,956)	(15,168)
Proceeds from the sale in joint venture		—	2,975
Net cash used in investing activities		(90,966)	(48,998)

Cash flows from financing activities		Six months ended 30 June 2026	Six months ended 30 June 2025
Repayments of borrowings	16	(20,124)	(7,757)
Repayments of principal portion of lease liabilities	10	(6,239)	(4,924)
Proceeds from new borrowings	16	17,478	11,267
Transaction cost from new borrowings		(4,785)	—
Gross proceeds from equity offering	15	164,600	82,481
Fees from equity offering		(8,521)	(3,759)
Net cash from financing activities		142,409	77,308
(Decrease) / increase in cash and cash equivalents	12	(28,771)	96,601
Cash and cash equivalents at the beginning of the period	12	172,359	51,428
Effect of movements in exchange rates on cash held		(838)	3,423
Cash and cash equivalents at the end of the period	12	142,750	151,452
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity for the six months ended 30 June 2026 and 2025

USD in thousands

	Share capital	Share premium	Other reserves	Translation reserve	Accumulated deficit	Total equity
At 1 January 2025	2,826	2,007,058	17,272	(2,218)	(2,437,709)	(412,771)
Profit for the period	—	—	—	—	141,718	141,718
Foreign currency translation differences	—	—	—	3,434	—	3,434
Total comprehensive profit	—	—	—	3,434	141,718	145,152
Capital contribution	79	78,210	—	—	—	78,289
Convertible debt settled with shares	13	14,820	—	—	—	14,833
Recognition of share-based payments	—	—	3,232	—	—	3,232
Stock options recognised	—	—	146	—	—	146
Settlement of RSUs with shares	6	2,808	(5,023)	—	—	(2,209)
At 30 June 2025	2,924	2,102,896	15,627	1,216	(2,295,991)	(173,328)

At 1 January 2026	2,929	2,105,691	15,331	1,352	(2,409,790)	(284,487)
Loss for the period	—	—	—	—	(65,791)	(65,791)
Foreign currency translation differences	—	—	—	(1,403)	—	(1,403)
Total comprehensive loss	—	—	—	(1,403)	(65,791)	(67,194)
Capital contribution	439	155,640	—	—	—	156,079
Recognition of share-based payments	—	—	5,187	—	—	5,187
Stock options recognised	—	—	164	—	—	164
Settlement of RSUs with shares	9	7,095	(8,332)	—	—	(1,228)
At 30 June 2026	3,377	2,268,426	12,350	(51)	(2,475,581)	(191,479)
The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

1.        General information
Alvotech (the “Parent” or the “Company” or “Alvotech”) is a Luxembourg public limited company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and is registered with the Luxembourg Trade and Companies’ Register under number B 258884. The Company was incorporated on 23 August 2021. These unaudited condensed consolidated financial statements were approved by the Group’s Board of Directors, and authorized for issue, on 19 August 2026.
The Company and its subsidiaries (collectively referred to as the “Group”) are a global biotech company specialized in the development and manufacture of biosimilar medicines for patients worldwide. The Group has commercialized a certain biosimilar product and has multiple biosimilar molecules.
1.2 Information about shareholders
Significant shareholders of the Company are Aztiq Pharma Partners S.à r.l. (Aztiq) and Alvogen Lux Holdings S.à r.l. (Alvogen), with 29.1% and 28.2% ownership interest as of 30 June 2026, respectively. The remaining 42.7% ownership interest is held by various entities, with no single shareholder holding more than 2.4% ownership interest as of 30 June 2026.
1.3 Going concern
The Group has primarily funded its operations with proceeds from the issuance of ordinary shares and the issuance of loans and borrowings to both related parties and third parties. The Group incurred a net loss of $65.8 million for the six months ended 30 June 2026, compared to a net profit of $141.7 million for six months ended 30 June 2025, primarily reflecting the lower non-cash gains from fair value adjustments on derivative liabilities that benefited the comparative period, and had an accumulated deficit of $2,475.6 million as of 30 June 2026 and $2,409.8 million as of 31 December 2025. The Group used of $80.2 million of cash in operating activities during the six months ended 30 June 2026, compared to net cash generated from operating activities of $68.3 million during six months ended 30 June 2025.
As of 30 June 2026, the Group had cash and cash equivalents of $142.8 million and current assets less current liabilities of $213.8 million.
During the six months ended 30 June 2026, the Group continued to advance its biosimilar pipeline, expand commercialization activities for recently launched products and progress regulatory review and development activities across multiple pipeline assets. The Group recognized significant milestone revenue during the period and completed an equity financing in June 2026, generating gross proceeds of $164.6 million, as well as securing access to an additional $75.0 million financing facility.
Management has prepared cash flow forecasts covering a period of at least twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. In preparing these forecasts, management considered the Group's cash and cash equivalents on hand, expected cash receipts from product sales and milestone payments under existing licensing and commercialization agreements, anticipated operating expenditures, debt service obligations and available funding arrangements.
The Group expects to fund its activities through a combination of cash and cash equivalents on hand, cash generated from product revenues and milestone payments under existing collaboration and commercialization arrangements, and access to existing financing arrangements. Although the timing of future cash inflows remains dependent on a number of factors, including product launches, regulatory approvals and the achievement of contractual milestones, the Group's liquidity position was strengthened during the six months ended 30 June 2026 through commercial activities and the completion of an equity financing. This may mean that the Group ultimately might need to rely on other financing arrangements in the future, such as successive capital increases or debt financings that are not wholly within the control of the Group. If such funding is unavailable, then management may be required to delay, limit, reduce or terminate one or more of its research or product development programs or future commercialization efforts to free up sufficient cash.
Based on the the existing cash on hand, funding received to date, and projected future cash flows, management concluded that the Group has adequate resources to continue operations and meet its obligations as they fall due for at least one year from the date of issuance of these unaudited condensed consolidated interim financial statements. Accordingly, no material uncertainty exists regarding the Group's ability to continue as a going concern.
2.        Basis of preparation
The unaudited condensed consolidated interim financial statements of the Group as of and for the six months ended 30 June 2026 have been prepared in accordance and in compliance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (IASB). Certain information and disclosures normally included in the annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards (IFRS) as issued by the IASB, have been condensed or omitted. Accordingly, these unaudited condensed consolidated interim financial statements should be read in conjunction with the Group’s audited annual consolidated financial statements and accompanying notes for the year ended 31 December 2025, which have been prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union (the “EU”).
The accounting policies and basis of preparation adopted in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements issued for the year ended 31 December 2025, except for the adoption of new and amended accounting standards effective as of 1 January 2026. The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective. The unaudited condensed consolidated interim financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand unless otherwise indicated.
In the opinion of the Group’s management, these unaudited condensed consolidated interim financial statements contain all normal recurring adjustments necessary to present fairly the financial position and results of operations of the Group for each of the periods presented. The condensed consolidated statement of financial position as of 31 December 2025 was derived from the consolidated financial statements at that date.
In preparing these unaudited condensed consolidated interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were consistent with those described in the Group´s consolidated financial statements issued for the year ended 31 December 2025.
Significant judgments and estimates primarily relate to revenue recognition, the valuation of derivative financial liabilities, the recoverability of deferred tax assets, the valuation of acquired intangibles, and the assessment of whether development projects meet the capitalization criteria under IAS 38, Intangible Assets. The evaluation of development projects requires management to assess, among other factors, technical feasibility, the probability of future economic benefits and the ability to reliably measure directly attributable development expenditures. Actual results may differ from these estimates.

3.     Significant changes in the current reporting period
The financial position and performance of the Group was impacted by the following events and transactions during the six months ended 30 June 2026:
In January 2026, the Group entered into a settlement and licensing agreement with Regeneron and Bayer relating to AVT06, the Group’s proposed biosimilar to Eylea (aflibercept), which is approved for marketing in the European Economic Area, United Kingdom and Japan. The agreement provides commercialization rights in specified territories outside the United States and supports the Group’s planned regulatory and commercialization activities for AVT06.
In February 2026, the Group entered into new supply and commercialization agreements with Sandoz covering multiple biosimilar candidates in Canada, Australia, and New Zealand, further expanding the Group’s geographic commercial footprint.
In February 2026, the Group announced positive top‑line results from its pivotal pharmacokinetic study for AVT80, a proposed biosimilar to Entyvio (vedolizumab). These results enable the Group to progress toward regulatory submissions.

In February 2026, the Company issued 12,500,000 new shares, all of which were subscribed by its wholly‑owned subsidiary Alvotech Manco ehf. and classified as treasury shares without voting or dividend rights. The increase in treasury shares was undertaken to restore the number of treasury shares available following settlement of shares lent under the stock‑lending facility that supported investors’ hedging of the Convertible Bonds issued in December 2025 (refer to Note 16) and to ensure the Company maintains a sufficient pool of shares for outstanding financial commitments, including warrants, convertible instruments, and share‑based compensation programs.
In February 2026, the Board approved additional workforce optimization initiatives and recognized termination benefits and related costs. A termination benefit liability of $1.4 million as of 30 June 2026.
In May 2026, the U.S. Food and Drug Administration ("FDA") completed a routine current Good Manufacturing Practice ("cGMP") surveillance inspection of Alvotech's manufacturing facility in Reykjavik, Iceland, and issued inspection observations. The Company continued implementation of quality system and manufacturing enhancements in response to the inspection observations and remained on track to proceed with planned regulatory submissions.
In June 2026, the Company announced resubmission of the BLAs to the FDA for AVT05, a proposed biosimilar to Simponi® and Simponi Aria® (golimumab), and AVT06, a proposed biosimilar to Eylea® (aflibercept) following completion of actions taken in response to FDA inspection observations and the routine FDA inspection process.
In June 2026, the FDA accepted for review the BLA for AVT16, the Company's proposed interchangeable biosimilar to Entyvio® (vedolizumab).
In June 2026, the Company completed an underwritten public offering of 26,066,667 ordinary shares, including the full exercise of the underwriters' option to purchase additional shares, and a concurrent private placement of 17,826,666 ordinary shares, each at a price of $3.75 per share. The transaction closed on 17 June 2026 and generated aggregate gross proceeds of $164.6 million. The proceeds strengthened the Company's liquidity position and are intended to support ongoing business operations, including advancement of its biosimilar pipeline, product launches and global commercial activities.
In June 2026, the Group amended its existing credit agreement with existing lenders to provide an additional term loan facility of up to $75 million. The additional term loan facility bears interest at 12.5% per annum, payable monthly in cash, and matures on 31 December 2027. The facility ranks pari passu with the Company's existing super-priority term loans and may be drawn through 15 August 2026, subject to the satisfaction of customary closing conditions. No amounts were drawn under the facility as of 30 June 2026. The proceeds are expected to support the continued execution of the Company's growth strategy, including advancement of its biosimilar pipeline, product launches and expansion of global commercial operations.
4.        New accounting standards
New Standards and Interpretations, which became effective as of 1 January 2026, did not have a material impact on our unaudited condensed consolidated interim financial statements.
5.        Revenue
Disaggregated revenue
The following table summarizes the Group’s revenue from contracts with customers, disaggregated by the type of good or service and timing of transfer of control of such goods and services to customers during the six months ended 30 June 2026 and 2025:

	30 June
	2026	2025
Product and service revenue (point in time revenue recognition)	105,939	204,733
License revenue (point in time revenue recognition)	39,750	—
Performance revenue (point in time revenue recognition)	2,854	27,874
Development revenue (over time revenue recognition)	63,094	73,397
	211,637	306,004

During the six months ended 30 June 2026, the Company recognized revenue of $39.8 million under a strategic licensing and commercialization agreement entered into during the second quarter of 2026 with an entity under common control/influence (see Note 18). Additional consideration may become payable upon achievement of future contractual milestones.
Revenue from customers based on the geographic market in which the revenue is earned, which predominantly aligns with the rights conveyed to the Group’s customers pursuant to its out-license contracts, is as follows:

	30 June
	2026	2025
Europe	101,443	154,357
USA	84,354	138,422
Rest of World	25,840	13,225
	211,637	306,004

Contract assets and liabilities
A reconciliation of the beginning and ending balances of contract assets and contract liabilities is shown in the table below:

	Contract Assets	Contract Liabilities
31 December 2025	187,374	35,864
Contract asset additions	87,687	—
Amounts transferred to trade receivables	(40,416)	—
Customer prepayments	—	11,305
Revenue recognized	—	(24,330)
Foreign currency adjustment	(965)	(472)
30 June 2026	233,680	22,367
The net increase in contract assets as of 30 June 2026 is primarily attributable to additions resulting from revenue recognized as performance obligations were satisfied. These increases were partially offset by transfers to trade receivables upon the Group's right to consideration becoming unconditional and no longer contingent on further performance. The net decrease in contract liabilities as of 30 June 2026 is due to revenue recognized when the performance obligation has been met which is offset by customer prepayments in advance of the Group's performance. As of 30 June 2026, $165.0 million and $68.7 million are recorded as non-current contract assets and current contract assets, respectively. Non-current contract assets will materialize over the next 2 to 4 years. As of 30 June 2026, $4.2 million and $18.2 million are recorded as non-current contract liabilities and current contract liabilities, respectively. Non-current contract liabilities will be recognized as revenue over the next 2 to 3 years as either services are rendered or contractual milestones are achieved, depending on the performance obligation to which the payment relates.
Remaining performance obligations
Due to the long-term nature of the Group’s out-license contracts, the Group’s obligations pursuant to such contracts represent partially unsatisfied performance obligations at the end of the period. The revenues under existing out-license contracts with original expected durations of more than one year are estimated to be $343.8 million. The Group expects to recognize the majority of these revenues over the next 5 years.
The Company’s significant commercialization agreements provide partners with rights to commercialize specified biosimilar products in designated territories. The Company generally retains responsibility for development and supply activities, while commercialization partners are responsible for commercialization and certain regulatory activities. Revenue recognized under these agreements includes milestone consideration, development services, licenses and product supply revenue. The Company’s contract assets and remaining performance obligations primarily relate to these arrangements.
Out-license agreements

Teva Pharmaceutical Industries Ltd. (Teva)
In August 2020, the Group entered into an exclusive commercialization agreement with Teva for multiple biosimilar product candidates in the United States. Under the agreement, the Group is responsible for development, registration and supply of the products, while Teva is responsible for commercialization activities in the licensed territory.
Through 30 June 2026, the Group received $150.0 million of upfront and milestone consideration under the arrangement. The Group remains entitled to significant additional development, regulatory, commercial and sales-based milestone payments upon achievement of specified contractual events. As consideration for product supply, the Group is entitled to a revenue share based on Teva's net sales of licensed products.

STADA Arzneimittel AG (Stada)
In November 2019, the Group entered into an exclusive commercialization agreement with Stada covering multiple biosimilar products in key European markets and selected markets outside Europe. Under the agreement, the Group is responsible for the development, registration and supply of the biosimilars, while Stada is responsible for commercialization activities in the licensed territories pursuant to intellectual property rights granted by the Group.
Through 30 June 2026, the Group received $105.6 million of upfront and milestone consideration under the arrangement. The Group remains entitled to additional development, regulatory, commercial and sales-based milestone payments upon achievement of specified contractual events. In addition, the Group is entitled to sales-based consideration derived from the commercialization of licensed products by Stada and its affiliates.

Advanz Pharma Holdings (Advanz Pharma)
In February 2023, the Group entered into commercialization agreements with Advanz Pharma covering multiple biosimilar products in Europe and selected international markets, including Canada, Australia and New Zealand. The agreements have been expanded over time to include additional biosimilar products and territories. Under the agreements, the Group is responsible for development, registration and supply of the products, while Advanz Pharma is responsible for commercialization activities in the licensed territories.
Through 30 June 2026, the Group received $227.9 million of upfront and milestone consideration under the agreements. The Group remains entitled to significant additional development, regulatory, commercial and sales-based milestone payments upon achievement of specified contractual events. In addition, the Group is entitled to sales-based consideration derived from the commercialization of licensed products by Advanz Pharma and its affiliates.

Alvogen Inc. (Alvogen)
In December 2025, the Group entered into a commercialization agreement with Alvogen covering multiple biosimilar products in the United States. Under the agreement, the Group is responsible for development, registration and supply of the products, while Alvogen is responsible for commercialization activities in the licensed territory. Alvogen is a related party to the Company (refer to Note 18).
Through 30 June 2026, the Group received $15.0 million of upfront and milestone consideration under the arrangement. The Group remains entitled to additional development, regulatory, commercial and sales-based milestone payments upon achievement of specified contractual events. In addition, the Group is entitled to sales-based consideration derived from the commercialization of licensed products by Alvogen and its affiliates.

6.       Finance income and finance costs
Finance income earned for the six months ended 30 June 2026 and 2025 are as follows:

	30 June
	2026	2025
Changes in the fair value of derivatives (see Note 20)	15,312	147,221
Interest income from cash and cash equivalents	1,360	1,212
Gain on lease termination	—	765
Other interest income	331	49
	17,003	149,247
Finance costs incurred for the six months ended 30 June 2026 and 2025 are as follows:

	30 June
	2026	2025
Interest on debt and borrowings	(69,730)	(65,012)
Interest on lease liabilities (see Note 10)	(5,059)	(4,062)
Amortization of deferred debt issue costs	(7,041)	(3,116)
	(81,830)	(72,190)
7.      Income tax
The Group’s effective tax rate for the six months ended 30 June 2026 was (0.02)%, representing a tax expense on a pre-tax loss and for the six months ended 30 June 2025 the effective tax rate was (37.95)%, representing a tax benefit on pre-tax profit. The effective tax rate for both periods is mainly influenced by the fair value adjustments of the derivative financial liabilities (refer to Note 20) which are not tax effected, non-deductible interest and losses incurred in Luxembourg for which no deferred tax asset is recognized and other permanent differences. The tax charge and tax benefit in the respective periods are primarily driven by operational results in Iceland with the effective tax rate for both periods being significantly effected by foreign exchange currency impact arising from the weakening of the Icelandic krona against the U.S. dollar which decreases the U.S. dollar value of tax loss carryforwards denominated in Icelandic krona.

Deferred tax assets have been recognized in relation to ordinary timing differences arising from amortization, depreciation, reserves, employee benefits and tax losses carried forward in the Group. The deferred tax asset on tax losses as of 30 June 2026 amounts to accumulated tax losses arising in Iceland, that management considers probable to be offset against future forecasted profit associated with product, license and other revenue. No deferred tax asset is recognized on tax losses arising in Luxembourg as their recoverability is unlikely to be realized.

As of 30 June 2026, the Group had $192.8 million in deferred tax assets and $192.2 million as of 31 December 2025.

8.      Profit / (loss) per share
The calculation of basic profit / (loss) per share for the six months ended 30 June 2026 and 2025 is as follows (in thousands, except for share and per share amounts):

	2026	2025
Earnings
(Loss) / profit for the period	(65,791)	141,718
Number of shares
Weighted average number of ordinary shares outstanding	296,730,023	285,521,142
Basic (loss) / profit per share	(0.22)	0.50

Diluted earnings per share is calculated to give effect to the potential dilutive effect that could occur if additional ordinary shares were assumed to be issued under securities or instruments that may entitle their holders to obtain ordinary shares in the future, which include share-based compensation awards (see Note 17—Share-based payments for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method.
The calculation of diluted profit (loss) per share for the six months ended 30 June 2026 and 2025 is as follows (in thousands, except for share and per share amounts):

	2026	2025
Earnings
(Loss) / profit for the period	(65,791)	141,718
Fully diluted (loss) / profit for the period	(65,791)	141,718
Number of shares
Weighted average number of ordinary shares outstanding	296,730,023	285,521,142
Dilutive effect of share-based compensation	—	1,387,482
Weighted average number of diluted ordinary shares outstanding	296,730,023	286,908,624
Diluted (loss) / profit per share	(0.22)	0.49
9.      Property, plant and equipment
During the six months ended 30 June 2026, the Group acquired items of property, plant and equipment with a cost of $37.8 million, primarily consisting of facility improvements. The Group recognized $11.9 million and $9.6 million of depreciation expense for the six months ended 30 June 2026 and 2025, respectively.

During the six months ended 30 June 2026 and 2025, the Group recognized no impairments of property, plant and equipment.

The Group pledged $381.6 million and $356.4 million of property, plant and equipment as collateral to secure borrowings with third parties as of 30 June 2026 and 31 December 2025, respectively.

10.      Leases
The Group’s leased assets consist of facilities, fleet and equipment pursuant to both arrangements with third parties and related parties. The carrying amounts of the Group’s right-of-use assets and the movements during the six months ended 30 June 2026 are as follows:

2026
Right-of-use assets
Balance at 1 January	138,294
Adjustments for indexed leases	5,623
New leases	517
Cancelled leases	(2,953)
Depreciation	(7,610)
Translation difference	(155)
Balance at 30 June	133,716

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The Group’s lease liabilities and the movements during the six months ended 30 June 2026 are as follows:

2026
Lease liabilities
Balance at 1 January	150,077
Adjustments for indexed leases	5,623
New leases	517
Cancelled leases	(3,257)
Installment payments	(6,240)
Foreign currency adjustment	(781)
Translation difference	(163)
Balance at 30 June	145,776
Current liabilities	(11,819)
Non-current liabilities	133,957
The amounts recognized in the unaudited condensed consolidated interim statements of profit or loss and other comprehensive income or loss during the six months ended 30 June 2026 and 2025 in relation to the Group’s lease arrangements are as follows:

	30 June
	2026	2025
Total depreciation expense from right-of-use assets	(7,610)	(6,573)
Interest expense on lease liabilities	(5,059)	(4,062)
Foreign currency difference on lease liability	780	(17,773)
Gain/(loss) from extinguishment of lease agreement	(304)	765
Total amount recognized in profit and loss	(12,193)	(27,643)

The maturity analysis of undiscounted lease payments as of 30 June 2026 is as follows:

2026
Less than one year	19,372
One to five years	71,107
Thereafter	102,560
193,039
11.      Other Intangible assets
During the six months ended 30 June 2026, intangible assets increased by $61.8 million, mainly capitalized internal development costs. The Group recognized $1.1 million and $1.0 million of amortization expense for the six months ended 30 June 2026 and 2025, respectively.
During the six months ended 30 June 2026 and 2025, the Group recognized no impairments of intangible assets.

12.      Cash and cash equivalents

Cash and cash equivalents include both cash in banks and on hand. Cash and cash equivalents as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026	31 December 2025
Cash and cash equivalents denominated in US dollars	131,559	161,299
Cash and cash equivalents denominated in other currencies	11,191	11,060
	142,750	172,359

13.      Inventories
The Group’s inventory balances as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026	31 December 2025
Raw materials and supplies	107,517	102,158
Work in progress	128,953	124,330
Finished goods	2,824	1,383
Inventory reserves	(12,743)	(7,817)
Total Balance	226,551	220,054

14.      Other current assets
The composition of other current assets as of 30 June 2026 and 31 December 2025 is as follows:

	30 June 2026	31 December 2025
Value-added tax	12,424	17,924
Prepaid expenses	43,284	27,816
Other short-term receivables	4,527	1,244
	60,235	46,984

15.      Share capital
Movements in the Group’s Ordinary shares, share capital and share premium during the six months ended 30 June 2026 are as follows (in thousands, except for share amounts):

	Ordinary Shares	Share capital	Share premium	Total
Balance at 1 January 2026	312,021,375	2,929	2,105,691	2,108,620
Capital contribution	43,893,333	439	155,640	156,079
Settlement of RSUs with shares	902,330	9	7,095	7,104
Balance at 30 June 2026	356,817,038	3,377	2,268,426	2,271,803
No dividends were paid or declared during the six months ended 30 June 2026 and 2025.
During the six months ended 30 June 2026, the Company issued 43,893,333 ordinary shares in connection with the financing transactions described in Note 3, increasing share capital and share premium by $156.1 million.
16.      Borrowings
The Group’s debt consists of interest-bearing borrowings from financial institutions and third parties. Outstanding borrowings, net of transaction costs and debt discounts, presented on the consolidated statements of financial position as current and non-current as of 30 June 2026 and 31 December 2025 are as follows:

	30 June 2026	31 December 2025
Senior Secured First Lien Term Loan Facility	1,032,114	1,031,565
2025 Convertible Bonds	71,566	68,367
Senior Term Loan Facility	97,522	96,719
Other borrowings	104,807	102,417
Total outstanding borrowings, net of debt issue costs	1,306,009	1,299,068
Less: current portion of borrowings	(41,955)	(36,921)
Total non-current borrowings	1,264,054	1,262,147

In February 2026, the Group entered into a premium finance agreement with AFCO Premium Credit LLC for an amount of $1.6 million, in connection with the financing of insurance premiums. Per the terms of the agreement, this includes monthly installment payments with final maturity in December 2026. The agreement bears a fixed interest rate of 6.424%. As of 30 June 2026, the outstanding balance on the loan was $2.2 million.
In March 2026, the Group increased the loans related to the asset acquisition for the manufacturing facility in Reykjavik by $8.0 million through an additional borrowing with Landsbankinn hf., including a variable interest rate of SOFR plus a margin of 4.05% and a maturity aligned with the existing facility in February 2030. The incremental borrowing is secured on the same collateral package as the existing Facility loans. As of 30 June 2026, the carrying amount of this incremental facility is $7.9 million.
The weighted-average interest rates of outstanding borrowings for the six months ended 30 June 2026 and the year ended 31 December 2025 are 9.43% and 9.58%, respectively.

Movements in the Group’s outstanding borrowings during the six months ended 30 June 2026 are as follows:

2026
Borrowings, net at 1 January	1,299,068
Recognition of deferred debt issue costs	(2,531)
Accretion/derecognition of borrowings discount	2,862
Proceeds from new borrowings	20,290
Repayments of borrowings	(20,124)
Accrued interest	31
Amortization of deferred debt issue costs	7,041
Foreign currency exchange difference	(628)
Borrowings, net at 30 June	1,306,009

Contractual maturities of principal amounts on the Group’s outstanding borrowings as of 30 June 2026 are as follows:

30 June 2026
Within one year	41,955
Within two years	123,679
Within three years	23,240
Within four years	1,079,096
Thereafter	115,959
1,383,929
17.      Share-based payments
On 1 December 2022, the Remuneration Committee approved and the Group granted RSUs to employees, executives, and directors. These RSUs entitle recipients to receive Ordinary Shares upon satisfying the applicable vesting conditions. The compensation expense for RSUs is based on the market price of the Ordinary Shares on the grant date and is recognized over the vesting period, which typically spans 1 to 4-years. Vesting generally includes a 1-year cliff, after which shares vest either monthly or annually, contingent upon the participant fulfilling a required service period. Movements in RSUs during the six months ended 30 June 2026 are as follows:

	2026
	RSUs	Weighted Average Fair Value
Outstanding at 1 January	1,756,072	$8.65
New grants during the year	2,962,434	$4.15
Forfeited during the year	(280,032)	$9.46
Vested during the year	(1,098,365)	$6.39
Outstanding at 30 June	3,340,109	$5.33

The Group recognized $5.3 million and $3.4 million of share-based payment expense during the six months ended 30 June 2026 and 2025, respectively, as follows:

	2026	2025
Cost of product revenue	275	1,273
Research and development expenses	864	766
General and administrative expenses	4,126	1,379
	5,265	3,418
18.      Related parties
Related party transactions as of 30 June 2026 are as follows:

	Purchases / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	1,473	—	—	1,434
Aztiq Consulting ehf. – Sister company	90	—	—	85
Flóki-Art ehf. - Sister company	—	—	—	411
Aztiq UK Ltd. - Sister company	132	—		82
Alvogen Finance B.V. - Sister Company	731	—	—	—
Lotus Pharmaceuticals Co. Ltd. - Sister company	—	92	90	—
Alvogen Inc. - Sister company	—	92	89	656
Entity under common influence/control (b)		39,750
Klettagarðar 6 ehf. - Sister company (c)	673	915		2,898
L41 ehf. - Sister company	4	—	—	2
Flóki Invest ehf - Sister company	778	—	—	799
Alvogen Spain SL - Sister company	—	—	—	15
Norwich Clinical Services Ltd - Sister company	761	—	—	597
Hlíðarvegur 20 ehf.	21	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	8,158	—	—	95,858
Flóki fasteignir ehf. - Sister company	2,640	—	—	13,703
	15,461	40,849	179	116,540
(a)The full amount of purchased service relates to royalty expense.

(b)During the six months ended 30 June 2026, the Group recognized $39.8 million of License and other revenue under a strategic licensing and commercialization arrangement with an entity under common control/influence (see Note 5).
(c)The receivable is classified within Other long-term assets in the Consolidated Statement of Financial Position.

Related party transactions for the six months ended 30 June 2025 and as of 31 December 2025 are as follows:

	30 June 2025		31 December 2025
	Purchased service / interest	Sold service	Receivables	Payables/ borrowings
Alvogen Lux Holdings S.à r.l. – Sister company (a)	3,925	—	—	—
ATP Holdings ehf. - Sister company	210	32	—	125
Aztiq Consulting ehf. – Sister company	—	—	5	—
Flóki-Art ehf. - Sister company	—	—	—	430
Alvogen Iceland ehf. - Sister company	6	—	—	—
Alvogen ehf. - Sister company	—	22		—
Alvogen UK - Sister company	93	—	—	28
Alvogen Finance B.V. - Sister Company	415	—	—	—
Lotus Pharmaceuticals Co. Ltd. - Sister company	1	—	—	—
Alvogen Inc. - Sister company	37	3		656
Klettagarðar 6 ehf. (c)	—	—	4,037	2,923
Adalvo Limited - Sister company (b)	621	184
L41 ehf. - Sister company	36	—	—	6
Flóki Invest ehf - Sister company	516	—	—	276
Alvogen Malta Sh. Services - Sister company	13	—	—	—
Alvogen Spain SL - Sister company	—	—	—	16
Norwich Clinical Services Ltd - Sister company	738	—	—	605
Hlíðarvegur 20 ehf.	18	—	—	—
Fasteignafélagið Eyjólfur ehf - Sister company	7,707	—	—	96,304
Flóki fasteignir ehf. - Sister company	1,324	—	—	15,838
	15,660	241	4,042	117,207
(a)The full amount of purchased service relates to royalty expenses.
(b)No longer a related party at 31 December 2025.
(c)The receivable is classified within Other long-term assets in the Consolidated Statement of Financial Position.

19.      Other current liabilities
The composition of other current liabilities as of 30 June 2026 and 31 December 2025 is as follows:

	30 June 2026	31 December 2025
Unpaid salary and salary related expenses (1)	17,615	9,866
Accrued interest	19,175	19,860
Accrued vacation leave	9,885	9,337
Commercial provision	20,200	—
Accrued commercial fees	24,718	24,718
Accrued royalties	11,845	10,933
Accrued other expenses	16,687	19,511
	120,125	94,225
(1) Includes $1.4 million of termination benefit liability (refer to Note 3).
During the six months ended 30 June 2026, the Company reassessed certain commercial and contractual matters arising under existing agreements. Based on information available at 30 June 2026, management recognized a provision representing its best estimate of probable losses associated with these matters. The ultimate outcome remains uncertain and actual outcomes could differ from current estimates.
Accrued other expenses as of 30 June 2026 include $4.8 million related to outsourced research and development services and co-development programs, including amounts payable under collaboration arrangements, and $4.7 million of accrued transaction costs. The remainder of the balance is composed of recurring liabilities.
20.      Financial instruments
Accounting classification and carrying amounts
It is management’s estimate that the carrying amounts of financial assets and financial liabilities carried at amortized cost approximate their fair value, with the exception of with the exception of the 2025 Convertible Bonds and the Senior Secured First Lien Term Loan Facility.
Material differences between the fair values and carrying amounts of these borrowings are identified as follows:

	30 June 2026
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,032,114	973,087
2025 Convertible Bonds	71,566	67,799
	1,103,680	1,040,886

	31 December 2025
	Carrying Amount	Fair Value
Senior Secured First Lien Term Loan Facility	1,031,565	1,108,552
2025 Convertible Bonds	68,367	72,765
	1,099,932	1,181,317

Fair value measurements
The following tables illustrate the fair value measurement hierarchy of the Group’s financial instruments measured at fair value on a recurring basis as of 30 June 2026 and 31 December 2025:

	30 June 2026
	Level 1	Level 2	Level 3	Total
Conversion Feature	—	—	33,895	33,895
Predecessor Earn Out Shares	—	2,500	—	2,500
OACB Warrants	2,287	—	—	2,287
	2,287	2,500	33,895	38,682

	31 December 2025
	Level 1	Level 2	Level 3	Total
Conversion Feature	—	—	38,732	38,732
Predecessor Earn Out Shares	—	8,800	—	8,800
OACB Warrants	6,462	—	—	6,462
	6,462	8,800	38,732	53,994
The Group did not recognize any transfer of assets or liabilities between levels of the fair value hierarchy during the six months ended 30 June 2026.
Conversion Feature
The Conversion Feature had a fair value of $33.9 million as of 30 June 2026, resulting in $4.8 million of finance income for the six months ended 30 June 2026 .
The fair value of the Conversion Feature is determined using a binomial option‑pricing model that incorporates both observable market inputs and significant unobservable inputs.
The following table presents the assumptions and inputs that were used for the model in valuing the Conversion Feature:

	30 June 2026	31 December 2025
Share price	$3.69	$5.13
Volatility rate	36.8%	30.7%
Risky Yield	18.90%	16.20%
Predecessor Earn Out Shares
The Predecessor Earn Out Shares had a fair value of $2.5 million as of 30 June 2026, resulting in $6.3 million of finance income for the six months ended 30 June 2026.
The fair value of the Predecessor Earn Out Shares was determined using Monte Carlo analysis that incorporated inputs and assumptions as further described below. The inputs and assumptions associated with the valuation of the instruments are determined based on all relevant internal and external information available and are reviewed and reassessed at each reporting date.
The following table presents the assumptions and inputs that were used for the model in valuing the Predecessor Earn Out Shares:

	30 June 2026	31 December 2025
Number of shares	19,165,000	19,165,000
Share price	$3.69	$5.13
Volatility rate	76.0%	60.0%
Risk-free rate	4.00%	3.50%
OACB Warrants
The OACB warrants had a fair value of $2.3 million as of 30 June 2026. The fair value of the warrants was derived from the publicly quoted trading price at the valuation date. The change in fair value of the OACB Warrants resulted in $4.2 million of finance income for the six months ended 30 June 2026.

21.      Supplemental cash flow information
Supplement cash flow information for the six months ended 30 June 2026 and 2025 is included below:

	30 June
Non-cash investing and financing activities	2026	2025
Acquisition of property, plant and equipment in trade payables and other current liabilities	6,878	3,853
Acquisition of intangibles in trade payables and other current liabilities	21,515	4,195
Right-of-use assets obtained through new leases	517	13,529
Settlement of RSUs with shares	1,228	2,209
Settlement of trade payables through financing	2,812	—
Acquisition of intangible assets with shares	—	13,686
Acquisition of property, plant and equipment with shares	—	1,147
Settlement of borrowings through refinancing	—	162,833
New borrowings through refinancing	—	169,000
Settlement of transaction cost through refinancing	—	794

22.      Subsequent events
The Group evaluated subsequent events through 19 August 2026, the date that the unaudited condensed consolidated interim financial statements were available to be issued.
In July 2026, the FDA closed its inspection of the Company's manufacturing facility in Reykjavik, Iceland, conducted in May 2026, and confirmed a Voluntary Action Indicated ("VAI") classification for the site. The Company believes this outcome reflects the effectiveness of the quality system and manufacturing enhancements implemented following the inspection observations.
On August 10, 2026, the Group completed a drawdown under the financing facility entered into on 30 June 2026 (refer to Note 3 for further details). Gross proceeds of $75.0 million were received by the Group. The proceeds are expected to support working capital requirements, operating activities and general corporate purposes.